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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X          Form 40-F___
                                     --

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes ___          No X
                                                     --

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                       ASHANTI GOLDFIELDS COMPANY LIMITED

                             P R E S S  R E L E A S E
                             ------------------------

FOR IMMEDIATE RELEASE                                     29 JANUARY 2003


                      PRELIMINARY RESULTS 2002 ANNOUNCEMENT

                            NOTICE OF CONFERENCE CALL

Ashanti Goldfields Company Limited will announce its Preliminary Results 2002 on Thursday, 13 February 2003.

Ashanti's management will be available by conference call to discuss these results with securityholders, analysts and other parties.

The relevant phone-in numbers and respective times for North America and UK/other parts of the world are as follows:

         UK/other parts of the world:   1000 hours UK/GMT: +44(0) 207 984 7576
         Passcode: 708050

         (These proceedings can be replayed through 20 February 2003 by calling:
         +44(0) 207 984 7578; Passcode 708050#)

         North America:    1000 hours  EST - + 703-925-2400  and
                                             + 888-243-0813 (domestic toll free)

         (These proceedings can be replayed through 20 February 2003 by calling:
         703-925-2533 & 888-266-2081; Pincode: 6402129)

ENDS

Enquiries:

Ashanti Goldfields Company Limited
S Venkatakrishnan - Chief Financial Officer          Tel:     +44 207 256 9938
Ernest Abankroh - Company Secretary                  Tel:     +233 21 774977

UK Contact
Corinne Gaisie - Ashanti London Office Manager       Tel:     +44 207 256 9938

North American Contact
Allan Jordan - Golin Harris International            Tel:     +1 212 697 9191



A copy of this release is available at http://www.ashantigold.com/release.htm
                                       --------------------------------------
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: January 29, 2003           ASHANTI GOLDFIELDS COMPANY LIMITED



                                 By:  /s/ Ernest Abankroh
                                      -----------------------
                                 Name:    Ernest Abankroh
                                 Title:   Company Secretary